EXHIBIT (m)(1)(b)

SCHEDULE A

EATON VANCE MUNICIPALS TRUST II CLASS A DISTRIBUTION PLAN

Name of Fund	Adoption Date

Eaton Vance Insured Municipals Fund	June 23, 1997
(formerly Eaton Vance Florida Insured Municipals Fund
Eaton Vance Hawaii Municipals Fund	June 23, 1997
Eaton Vance High Yield Municipals Fund	June 23, 1997
Eaton Vance Kansas Municipals Fund	June 23, 1997
Eaton Vance Tax-Advantaged Bond Strategies Fund	February 3, 2009

A-1